November 29, 2012

VIA EDGAR

Office of Registration and Reports

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE:                          TOUCHSTONE FUNDS GROUP TRUST, File No. 811-08104

TOUCHSTONE INSTITUTIONAL FUNDS TRUST, File No. 811-21113

TOUCHSTONE INVESTMENT TRUST, File No. 811-02538

TOUCHSTONE STRATEGIC TRUST, File No. 811-03651

TOUCHSTONE TAX-FREE TRUST, File No. 811-03174

TOUCHSTONE VARIABLE SERIES TRUST, File No. 811-08416

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing on behalf of the above-referenced Trusts is an amendment to the Trusts’ joint fidelity bond (the “Joint Bond”) for the policy period from April 1, 2012 to April 1, 2013, such bond being maintained through St. Paul Fire & Insurance Co.  The Secretary’s Certificate certifying the resolutions adopted by the Trust’s Board of Trustees approving the amount, type, form and coverage of the bond and a copy of the allocation agreement among Joint Insured are incorporated herein by reference to the Trusts’ 40-17g filings, as filed with the Securities and Exchange Commission on April 23, 2012.

The purpose of the amendment to the Joint Bond is to add certain funds of the Trusts as Insureds under the Joint Bond.

Please contact me at (617) 248-3631 if you have any questions.

Sincerely,

/s/ Elizabeth Freeman
Elizabeth Freeman
Secretary of the Trusts

Cc: Bo J. Howell, Esq.

John Musgrove

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

ZBN-14P99220-12-N2	11/21/12	09/07/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

TOUCHSTONE INVESTMENT TRUST

AMEND NAMED INSURED ENDORSEMENT

For use with ICB005 Ed. 7/04

MEL6631 Ed. 02/09

It is agreed that:

1.              From and after the time this rider becomes effective the Insureds under the attached bond are:

Touchstone Funds Group Trust:

Emerging Markets Equity Fund

Emerging Markets Equity Fund II

Focused Equity Fund

Global Equity Fund

Global Real Estate Fund

Intermediate Fixed Income Fund

International Fixed Income Fund

Large Cap Relative Value Fund

Market Neutral Equity Fund

Merger Arbitrage Fund

Mid Cap Fund

Mid Cap Value Fund

Premium Yield Equity Fund

Sands Capital Select Growth Fund

Short Duration Fixed Income Fund

Small Cap Core Fund

(continued)

2.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.              Knowledge possessed or discovery made by the General Counsel—Jonathan Niemeyer, VP and Auditor—Phillip King, or Director of Risk Management—John Musgrove or their successors of the Insured shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2009 The Travelers Indemnity Company.

1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

ZBN-14P99220-12-N2	11/21/12	09/07/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

TOUCHSTONE INVESTMENT TRUST

AMEND NAMED INSURED ENDORSEMENT

For use with ICB005 Ed. 7/04

MEL6631 Ed. 02/09

It is agreed that:

1.              From and after the time this rider becomes effective the Insureds under the attached bond are:

Touchstone Funds Group Trust:

Small Cap Value Fund

Total Return Bond Fund

Ultra Short Duration Fixed Income Fund

Barrow Hanley Core Bond

Dwight Short Term Fixed Income

Touchstone Institutional Funds Trust:

Sand Capital Institutional Growth Fund

Touchstone Investment Trust:

Core Bond Fund, High Yield Fund

Institutional Money Market Fund

Money Market Fund

Dwight Intermediate Fixed Income	(continued)

2.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.              Knowledge possessed or discovery made by the General Counsel—Jonathan Niemeyer, VP and Auditor—Phillip King, or Director of Risk Management—John Musgrove or their successors of the Insured shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2009 The Travelers Indemnity Company.

1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

ZBN-14P99220-12-N2	11/21/12	09/07/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

TOUCHSTONE INVESTMENT TRUST

AMEND NAMED INSURED ENDORSEMENT

For use with ICB005 Ed. 7/04

MEL6631 Ed. 02/09

It is agreed that:

1.              From and after the time this rider becomes effective the Insureds under the attached bond are:

Touchstone Strategic Trust:

Diversified Small Cap Growth

Growth Opportunities Fund

Large Cap Growth Fund

Mid Cap Growth Fund

Conservative Allocation

Balanced Allocation

Moderate Growth Allocation

Growth Allocation

Copper Rock Emerging Growth

Analytic Fund

International Equity

Large Cap Growth

Copper Rock International Small Cap	(continued)

2.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.              Knowledge possessed or discovery made by the General Counsel—Jonathan Niemeyer, VP and Auditor—Phillip King, or Director of Risk Management—John Musgrove or their successors of the Insured shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2009 The Travelers Indemnity Company.

1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

ZBN-14P99220-12-N2	11/21/12	09/07/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

TOUCHSTONE INVESTMENT TRUST

AMEND NAMED INSURED ENDORSEMENT

For use with ICB005 Ed. 7/04

MEL6631 Ed. 02/09

It is agreed that:

1.              From and after the time this rider becomes effective the Insureds under the attached bond are:

Touchstone Strategic Trust:

Analytic U.S. Long/Short

Focused

Barrow Hanley Value

TS&W Mid-Cap Value

TS&W Small Cap Value

Value

International Value

Micro Cap Value

Small Company Value

Strategic Income

Touchstone Tax-Free Trust:

Ohio Tax-Free Bond Fund

Ohio Tax-Free Money Market Fund

Tax-Free Money Market Fund

2.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.              Knowledge possessed or discovery made by the General Counsel—Jonathan Niemeyer, VP and Auditor—Phillip King, or Director of Risk Management—John Musgrove or their successors of the Insured shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2009 The Travelers Indemnity Company.

1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

ZBN-14P99220-12-N2	11/21/12	09/07/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

TOUCHSTONE INVESTMENT TRUST

AMEND NAMED INSURED ENDORSEMENT

For use with ICB005 Ed. 7/04

MEL6631 Ed. 02/09

It is agreed that:

1.              From and after the time this rider becomes effective the Insureds under the attached bond are:

Touchstone Variable Series Trust:

VS Aggressive ETF Fund

VS Baron Small Cap Growth Fund

VS Conservative ETF Fund

VS Core Bond Fund

VS Enhanced ETF Fund

VS High Yield Fund

VS Large Cap Core Equity Fund

VS Mid Cap Growth Fund

VS Moderate ETF Fund

VS Money Market Fund

VS Third Avenue Value Fund

2.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.              Knowledge possessed or discovery made by the General Counsel—Jonathan Niemeyer, VP and Auditor—Phillip King, or Director of Risk Management—John Musgrove or their successors of the Insured shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2009 The Travelers Indemnity Company.

1